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                                                Filed Pursuant to Rule 424(b)(2)
                                          Registration Statement Number 33-97888

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 2, 1995)
October 15, 1998


                      HEALTHCARE REALTY TRUST INCORPORATED

                  A Maximum of 2,950,000 Shares of Common Stock


         Healthcare Realty Trust Incorporated is a self-managed and self-administered real estate investment trust which integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States.

         Under a Plan and Agreement of Merger, dated as of June 8, 1998, Capstone Capital Corporation is expected to become a wholly owned subsidiary of Healthcare Realty. Healthcare Realty will assume Capstone's obligations with respect to its 10 1/2% Convertible Subordinated Debentures due 2002 and its 6.55% Convertible Subordinated Debentures due 2002. This Prospectus Supplement relates to the issuance, from time to time, of up to an aggregate of 2,950,000 shares of Healthcare Realty's common stock upon the conversion of such Debentures into shares of Healthcare Realty common stock.

         The Healthcare Realty common stock is listed on the New York Stock Exchange under the symbol "HR."

         INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" IN HEALTHCARE REALTY'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997.

                                 ---------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF
   THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR
       COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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         The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this Prospectus Supplement and the accompanying Prospectus. Unless the context otherwise requires, all references to "Healthcare Realty" include Healthcare Realty Trust Incorporated, its wholly owned subsidiaries, and other entities in which Healthcare Realty Trust Incorporated or its subsidiaries own an interest.


                                   THE COMPANY

         Healthcare Realty is incorporated in Maryland and is a self-managed and self-administered real estate investment trust that integrates owning, managing and developing income-producing real estate properties associated with the delivery of healthcare services throughout the United States. As of September 30, 1998, Healthcare Realty's portfolio was comprised of eight facility types, located in 48 markets nationwide, and operated pursuant to contractual arrangements with 18 healthcare providers. From the commencement of operations in June 1993 to September 30, 1998, Healthcare Realty invested or committed to invest over $590 million in 95 income-producing real estate properties totaling over 4.4 million square feet. At September 30, 1998, Healthcare Realty provided property management services for 148 properties, totaling over 4.0 million square feet, and third-party asset management services for 194 properties, totaling over 1.2 million square feet.

                               RECENT DEVELOPMENTS

         Healthcare Realty has entered into a Plan and Agreement of Merger, dated as of June 8, 1998, with Capstone Capital Corporation, a Maryland corporation ("Capstone"). Under the Merger Agreement, HR Acquisition I Corporation, a wholly owned subsidiary of Healthcare Realty, is expected to be merged with and into Capstone, with Capstone becoming a wholly owned subsidiary of Healthcare Realty. The Merger is expected to be completed by the end of October 1998. As a result of the Merger:

          - each share of Capstone common stock will be converted into the right to receive .8518 shares of Healthcare Realty common stock;

          - each share of Capstone 8 7/8% Series A Cumulative Preferred Stock will be converted into the right to receive one share of Healthcare Realty 8 7/8% Series A Voting Cumulative Preferred Stock; and

          - all Capstone debentures outstanding at the effective time of the Merger will remain outstanding in accordance with the Indentures under which they were issued, as supplemented to reflect the Merger, and Healthcare Realty will assume all of Capstone's obligations with respect to Capstone's debentures.

         NationsBank, N.A. has provided Healthcare Realty with a commitment, subject to customary definitive documentation and closing conditions, for a $200 million term loan and a $300 million (of which $265 million will be initially




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available to Healthcare Realty) revolving line of credit. The closing of the term loan and the revolving line of credit are anticipated to close simultaneously with the Merger.

         On September 29, 1998, Healthcare Realty declared a dividend of $0.525 per share to the holders of its common stock as of the close of business on October 12, 1998. This dividend related to the period ending September 30, 1998.

                                 USE OF PROCEEDS

         Healthcare Realty will not receive any cash proceeds from the conversion of the Debentures into common stock.

                          DESCRIPTION OF THE DEBENTURES

         After Healthcare Realty assumes all of Capstone's obligations with respect to the Debentures at the completion of the Merger, the Debentures will have substantially identical terms, rights and preferences as prior to the Merger. As of October 14, 1998, $7,414,000 in principal amount of Capstone's 10 1/2% Convertible Subordinated Debentures due 2002 and $74,737,000 in principal amount of Capstone's 6.55% Convertible Subordinated Debentures due 2002 were outstanding. As used in this Prospectus Supplement, the term "Debentures" refers to both the 10 1/2% Debentures and the 6.55% Debentures.

         The following is a summary of certain information relating to the Debentures and material terms and provisions of the Debentures that will be materially different upon the completion of the Merger. The terms of the Debentures include those set forth in the Indentures (as defined below) and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended. The Debentures are subject to all such terms.

         The following summary is not complete. The Debentures are more fully described in Healthcare Realty's Registration Statement on Form S-4 (Registration No. 333-59907) filed in connection with the Merger. If a term is capitalized but is not defined in this document, it will have the same meaning as in the Indentures. When we use the term "Healthcare Realty" in this section, we mean Healthcare Realty Trust Incorporated but not including its subsidiaries and partnerships.

         The following summary assumes completion of the Merger and assumption of Capstone's obligations under the Debentures by Healthcare Realty. THE MERGER IS SUBJECT TO APPROVAL BY THE STOCKHOLDERS OF HEALTHCARE REALTY, APPROVAL BY THE STOCKHOLDERS OF CAPSTONE AND CERTAIN OTHER CONDITIONS AS DESCRIBED IN THE MERGER AGREEMENT.

GENERAL

GOVERNING LAW

         The Indentures and the Debentures are governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.




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INFORMATION CONCERNING THE TRUSTEE

         When the Debentures were originally issued, AmSouth Bank of Alabama was the Trustee under both Indentures. Effective October 9, 1998, The Bank of New York purchased AmSouth's trust business and became the substitute trustee. Healthcare Realty and its subsidiaries may maintain deposit accounts and conduct other banking transactions with the Trustee in the ordinary course of business. The Trustee serves as trustee with respect to Healthcare Realty 10 1/2% Debentures and Healthcare Realty 6.55% Debentures and may act as trustee with respect to additional debt issuances by Healthcare Realty in the future.

TRANSFER AGENT AND EXCHANGE LISTING

         The transfer agent and registrant for the Debentures is The Bank of New York. The Debentures are listed on the NYSE.

PROTECTION OF REIT STATUS

         To protect Healthcare Realty's status as a REIT, a Person may not own or convert any Debenture if such ownership or conversion, in the good faith opinion of the Board of Directors,

          - might cause Healthcare Realty to fail to comply with any requirement necessary for the continued qualification of Healthcare Realty as a REIT, or

          - would result in a single Person owning more than 9.9% of Healthcare Realty's outstanding stock (the "Ownership Limit") within the meaning of the Internal Revenue Code of 1986, as amended (the "Code").

A Person owns shares of Healthcare Realty stock if

          - such shares are owned directly by such Person (held of record by such Person or such Person's nominee or nominees), or

          - if such shares are owned indirectly by such Person (including shares of common stock issuable upon conversion of the Debentures)

pursuant to Sections 542, 544 and 856 of the Code and the regulations promulgated thereunder.

         Prior to the Merger, holders of the Debentures are subject to an Ownership Limit of 9.8%. Upon completion of the Merger, the Ownership Limit will become 9.9% in order to conform the Ownership Limit to the applicable provisions of the Healthcare Realty Articles of Incorporation, as amended.

THE 6.55% DEBENTURES

         The 6.55% Debentures are unsecured obligations of Capstone and, upon completion of the Merger, will become unsecured obligations of Healthcare Realty. Capstone issued the 6.55% Debentures on March 14, 1997, under an Indenture between Capstone and the Trustee (the "6.55% Indenture" and together with the 10 1/2% Indenture, the "Indentures").



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         Capstone originally offered the 6.55% Debentures in March 1997 at an original issue discount (the excess of the principal amount of the 6.55% Debentures at maturity over the issue price) of 9.70% from their principal amount at maturity. The 6.55% Debentures will mature on March 14, 2002 and bear interest at the rate of 6.55% per annum. Healthcare Realty will pay interest on the Debentures on the basis of a 360-day year of twelve 30-day months.

         Principal of, premium, if any, and interest on, the 6.55% Debentures will be payable, and the conversion and transfer of the 6.55% Debentures may be registered, at the office or agency of Healthcare Realty or the Trustee maintained for that purpose in New York, New York and at any other office or agency maintained by Healthcare Realty or the Trustee for this purpose.

CONVERSION RIGHTS

         If the Merger is completed, the 6.55% Debentures will be convertible into Healthcare Realty common stock at any time prior to redemption or final maturity, initially at a conversion ratio of 33.6251 shares of common stock for each $1,000 of principal amount of the Debentures. Prior to the completion of the Merger, the conversion ratio is 39.4754 shares of Capstone common stock for each $1,000 of principal amount of Debentures. This change in the conversion ratio reflects the relative prices for Healthcare Realty and Capstone common stock.

         The conversion ratio will be subject to adjustments upon the occurrence of certain events as currently set forth in the 6.55% Indenture. The rights of holders of the 6.55% Debentures to convert to Healthcare Realty common stock may be affected by certain reorganizations, reclassifications, consolidations, mergers or transfers of assets of Healthcare Realty, as currently described in the 6.55% Indenture.

         Healthcare Realty will not issue fractional shares of common stock upon conversion. Instead, Healthcare Realty will pay a cash adjustment based upon the then closing price at the close of business on the day of conversion. If any 6.55% Debentures are surrendered for conversion during the period from the close of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such 6.55% Debentures called for redemption), such 6.55% Debentures must be accompanied by payment of an amount equal to the interest thereon which the registered holder on such Regular Record Date is to receive. Otherwise, no interest will be payable by Healthcare Realty on converted 6.55% Debentures with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion.

         For further information regarding the 6.55% Debentures see Capstone Capital's Registration Statement on Form S-3 (Registration No. 33-97926) filed in connection with the offering of the 6.55% Debentures.

THE 10 1/2% DEBENTURES

         The 10 1/2% Debentures are unsecured obligations of Capstone and, upon completion of the Merger, will become unsecured obligations of Healthcare Realty. Capstone issued the 10 1/2% Debentures on March 30, 1995 under an Indenture between Capstone and the Trustee (the "10 1/2% Indenture").




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         The 10 1/2% Debentures will mature on April 1, 2002 and bear interest at the rate of 10 1/2% per annum. Interest on the Debentures will be paid by Healthcare Realty on the basis of a 360-day year of twelve 30-day months. The 10 1/2% Debentures were originally offered by Capstone in March 1995.

         Principal of, premium if any, and interest on, the 10 1/2% Debentures will be payable, and the conversion and transfer of the 10 1/2% Debentures may be registered, at the office or the agency of Healthcare Realty or the Trustee maintained for that purpose in New York, New York and at any other office or agency maintained by Healthcare Realty or the Trustee for such purpose.

CONVERSION RIGHTS

         If the Merger is closed, the 10 1/2% Debentures will be convertible into Healthcare Realty common stock at any time prior to redemption or stated maturity, initially at the conversion price of $18.9305 per share. Prior to the completion of the Merger, the conversion price is $16.125 per share. This change in the conversion price reflects the relative prices for Healthcare Realty and Capstone common stock.

         The conversion ratio will be subject to adjustments upon the occurrence of certain events as currently set forth in the 10 1/2% Indenture. The rights of holders of the 10 1/2% Debentures to convert to Healthcare Realty common stock may be affected by certain reorganizations, reclassifications, consolidations, mergers or transfers of assets of Healthcare Realty, as currently described in the 10 1/2% Indenture. Additionally, Healthcare Realty will be permitted to reduce the conversion price at its discretion.

         Healthcare Realty will not issue fractional shares of common stock upon conversion. Instead, Healthcare Realty will pay a cash adjustment based upon the Closing Price at the close of business on the day of conversion. If any 10 1/2% Debentures are surrendered for conversion during the period from the close of business on any Record Date through and including the next succeeding Interest Payment Date (except for 10 1/2% Debentures called for redemption), such 10 1/2% Debentures must be accompanied by payment of an amount equal to the interest thereon which the registered Holder on such Record Date is to receive. No such additional funds will be required from Holders for 10 1/2% Debentures called for redemption and converted. Healthcare Realty will not pay interest on converted 10 1/2% Debentures with respect to any Interest Payment Date after the conversion date (except for any 10 1/2% Debenture surrendered for conversion during the period from the close of business on any Record Date through and including the next Interest Payment Date). Healthcare Realty will not make any other payment or adjustment for interest or dividends upon conversion.

         For further information regarding the 10 1/2% Debentures see Capstone Capital's Registration Statement on Form S-11 (Registration No. 33-89756) filed in connection with the offering of the 10 1/2% Debentures.

                              PLAN OF DISTRIBUTION

         Healthcare Realty plans to issue the common stock offered hereby from time to time upon conversion of the Debentures until such time as the Debentures mature or are redeemed by the Company at the applicable conversion price at the



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time of conversion. There will be no brokerage commissions or other fees charged to holders of Debentures who convert to Healthcare Realty common stock.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING INFORMATION

         This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein by reference may contain certain forward-looking statements about the financial condition, results of operations and business of Healthcare Realty.

         Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Many of the factors that could influence or determine actual results are unpredictable and not within the control of Healthcare Realty. In addition, Healthcare Realty does not intend to, and is not obligated to, update these forward-looking statements after this Prospectus Supplement is distributed, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, Healthcare Realty claims the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995.

         Healthcare Realty has discussed certain factors that may cause its forward-looking statements not to be realized in its Annual Report for the year ended December 31, 1997 on Form 10-K.







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Prospective investors may rely only on the information contained in this
Prospectus Supplement and the accompanying Prospectus. Healthcare Realty has not authorized anyone to provide prospective investors with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. This Prospectus Supplement is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus Supplement and the accompanying Prospectus is correct only as of the date of this Prospectus Supplement regardless of the time of the delivery of this Prospectus Supplement or any sale of these securities.

No action is being taken in any jurisdiction outside the United States to permit a public offering of these securities or possession or distribution of this Prospectus Supplement and the accompanying Prospectus in any such jurisdiction. Persons who come into possession of this Prospectus Supplement and the accompanying Prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this Prospectus Supplement and the accompanying Prospectus applicable in that jurisdiction.





                    TABLE OF CONTENTS
                  Prospectus Supplement


                                                   Page
The Company.........................................S-2
Recent Developments.................................S-2
Use of Proceeds.....................................S-3
Description of the Debentures.......................S-3
Plan of Distribution................................S-6
Cautionary Statement Concerning Forward-Looking
    Information.....................................S-7

                        Prospectus

Available Information.................................2
Incorporation of Certain Documents by Reference.......2
The Company...........................................3
Use of Proceeds.......................................3
Ratio of Earnings to Fixed Charges....................3
Description of Common Stock...........................3
Description of Common Stock Warrants..................6
Description of Preferred Stock........................6
Description of Debt Securities.......................10
Federal Income Tax and ERISA Considerations..........15
Plan of Distribution.................................16
Experts..............................................17
Legal Matters........................................17



                                HEALTHCARE REALTY
                               TRUST INCORPORATED



                        A Maximum of 2,950,000 Shares of
                                  Common Stock

                            ------------------------


                             PROSPECTUS SUPPLEMENT
                                October 15, 1998


                            ------------------------





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